Exhibit 99.1

Company Contact:	Investor Relations Contact:

Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations

Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager

Phone: +886-2-2712-2558 ext. 66	Phone: +86-10-6561-6886 ext. 807 (Beijing)

E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com

www.apwcc.com	www.ccgir.com

Asia Pacific Wire & Cable Corporation Announces Third-Quarter 2011 Results

TAIPEI, Taiwan, December 6, 2011 – Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), today announced unaudited consolidated results for the third quarter ended September 30, 2011.

The Company reported solid revenue growth in the third quarter and during the first nine months of 2011. However, the significant drop in the copper price in the third quarter of 2011 resulted in an inventory allowance, which reduced gross profit and caused an operating loss. The Company’s products and services are primarily used in industrial, power and telecommunications infrastructure in the growing Asia-Pacific region.

Third-Quarter 2011 Financial Highlights:

•	Revenues were $130.2 million, an increase of 13.9% from $114.3 million in the third quarter of 2010

•	Gross profit was $8.0 million, a decrease of 47.6% from $15.2 million in the year-ago quarter

•	Gross profit margin was 6.1%, compared with 13.3% in the year-ago quarter

•	Net loss attributable to APWC shareholders was $1.2 million, compared with net income attributable to APWC shareholders of $3.6 million in the year-ago quarter

•	Basic and diluted loss per share was $0.09, compared with earnings of $0.26 in the year-ago quarter

Third-Quarter 2011 Results

Revenues in the quarter ended September 30, 2011 increased 13.9% to $130.2 million from $114.3 million in the third quarter of 2010. Gross profit was $8.0 million, down 47.6% from $15.2 million in the year-ago quarter. Gross profit includes a $3.1 million write down of inventory. The gross margin decreased to 6.1%, as compared to 13.3% in the year-ago quarter. The operating loss was $0.5 million, versus operating income of $7.7 million in the year-ago quarter. Selling, general and administrative expenses were $9.8 million, an increase of 31.9% from the year-ago quarter. This was mainly due to currency losses in various countries. Net loss attributable to APWC shareholders was $1.2 million, as compared to net income attributable to APWC shareholders of $3.6 million in the year-ago quarter. Net loss per basic and diluted share was $0.09, as compared to net income per basic and diluted share of $0.26 in the year-ago.

Nine-Month 2011 Results

Revenues in the nine months ended September 30, 2011 were $400.7 million, a 23.2% increase over $325.2 million in the year-ago period. Gross profit was $37.3 million, down 8.7% from $40.8 million in the year-ago period, representing gross margins of 9.3% and 12.6%, respectively. Gross profit includes a $3.3 million write down of inventory. Operating income was $12.2 million, a decrease of 38.5% from $19.8 million in the year-ago period. SG&A expense was $26.8 million, an increase of 30.7% from $20.5 million in the year-ago period, mostly due to currency losses. Net income attributable to APWC shareholders was $3.9 million, as compared to $11.1 million in the year-ago period. Net income per basic and diluted share was $0.29, as compared to $0.80 in the year-ago period.

Financial Condition

As of September 30, 2011, APWC had $76.1 million in cash and cash equivalents and $4.2 million in unrestricted short-term bank deposits, totaling $80.3 million, as compared to cash, cash equivalents, and unrestricted short-term bank deposits of $63.2 million as of December 31, 2010. Total current assets were $339.6 million as of September 30, 2011, as compared to $329.5 million at the end of 2010, and total current liabilities were $170.4 million as of September 30, 2011, compared to $158.8 million at the end of 2010. Working capital was $169.3 million as of September 30, 2011, as compared to $170.7 million at the end of 2010. Shareholders’ equity attributable to APWC was $154.9 million, compared to $153.2 million at the end of 2010. Net book value per share increased to $11.20 from $11.08 per share at the end of 2010.

Recent Events

On October 31, 2011, the Company announced that Siam Pacific (“SP”), a subsidiary of the Company’s Charoong Thai Wire and Cable (“Charoong Thai”) in Thailand, had suspended operations temporarily due to damage sustained from the region’s recent flooding. APWC is organizing an emergency technical and support team from affiliate companies to assist restoration of machineries and equipment at SP and to maintain supply of products to SP customers during the recovery period.

Separately, as previously announced on September 30, 2011 the sale of APWC’s Subsidiary, the Shandong Pacific Fiber Optics Co. Ltd., has been completed and approved in November by the local authorities.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

- financial tables follow -

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands of US Dollars, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2011	2010	2011
Net sales
Manufactured products (sales to related parties amounted to $2,539 in 2010 and $3,987 in 2011)	$104,428	$123,870	$290,455	$364,432
Distributed products	6,027	3,003	18,145	20,151
Sales, delivery and installation of wires and cables	3,890	3,317	16,620	16,140

Total net sales	114,345	130,190	325,220	400,723
Cost of sales	(99,156)	(122,228)	(284,401)	(363,436)

Gross profit	15,189	7,962	40,819	37,287
Selling, general and administrative expenses	(7,440)	(9,810)	(20,498)	(26,786)
Recover (allowance) for doubtful debts	(86)	1,326	(486)	1,691

Income (loss) from operations	7,663	(522)	19,835	12,192
Exchange gain, net	1,399	31	2,540	73
Interest income	152	410	401	1,062
Interest expense	(701)	(994)	(1,901)	(2,789)
Loss on disposal of an investment	—	—	—	(68)
Share of net gain (loss) of equity investees	11	—	(14)	15
Other income, net	505	313	974	805

Income (loss) before income taxes	9,029	(762)	21,835	11,290

Income tax	(1,880)	323	(3,468)	(4,195)

Net income (loss)	7,149	(439)	18,367	7,095
Less: Net income attributable to non-controlling interests	(3,505)	(757)	(7,285)	(3,152)

Net income (loss) attributable to APWC	3,644	(1,196)	11,082	3,943

Basic and diluted income (loss) per share	$0.26	($0.09)	$0.80	$0.29

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share data)

	December 31, 2010	September 30, 2011
		(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$63,217	$76,111
Unrestricted short-term bank deposits	—	4,171
Restricted short-term bank deposits	17,422	16,574
Accounts receivable, net of allowance for doubtful accounts of $6,886 at December 31, 2010 and $4,595 at September 30, 2011 (unaudited)	144,454	125,404
Amounts due from related parties	8,246	7,216
Inventories
Distributed products	639	1,819
Finished products	32,781	37,876
Consignment inventory	3,051	8,421
Products in process	19,108	20,596
Raw materials and supplies	30,401	27,053

	85,980	95,765

Deferred tax assets	3,320	3,244
Prepaid expenses	5,514	8,376
Other current assets	1,308	2,778

Total current assets	329,461	339,639

Property, plant and equipment:
Land	6,291	6,030
Land use rights	2,999	3,064
Buildings	50,199	49,458
Machinery and equipment	126,906	125,091
Motor vehicles	4,431	4,554
Office equipment	6,915	7,005
Construction in progress	212	2,962

	197,953	198,164
Accumulated depreciation and amortization	(154,052)	(153,311)

Property, plant and equipment, net	43,901	44,853

Available-for-sales investments	744	629
Investment in equity investees	3,242	3,256
Goodwill	8,801	8,801
Other assets	97	122
Deferred tax assets	677	746

	13,561	13,554

Total assets	$386,923	$398,046

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans and overdrafts	$67,351	$84,647
Accounts payable	41,989	36,387
Accrued expenses	13,197	11,444
Amounts due to related parties	17,140	17,473
Short-term loans from the immediate holding	1,732	1,732
Income taxes liabilities	10,627	7,827
Other current liabilities	6,772	10,841

Total current liabilities	158,808	170,351

Other liabilities	822	770
Deferred tax liabilities	1,581	1,465

Total liabilities	161,211	172,586

Commitments and contingencies

APWC Shareholders’ equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2010 and September 30, 2011
Issued and outstanding shares - 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	40,229	44,172
Accumulated other comprehensive income	1,286	(925)

Total APWC shareholders’ equity	153,194	154,926
Non-controlling interests	72,518	70,534

Total shareholders’ equity	225,712	225,460

Total liabilities and shareholders’ equity	$386,923	$398,046

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in Thousands of U.S. Dollars)

	For the nine months ended September 30,
	2010	2011
Net cash provided by (used in) operating activities	($7,933)	$7,260

Net cash used in investing activities	(6,974)	(10,021)

Net cash provided by financing activities	19,710	19,336

Effect of exchange rate changes on cash and cash equivalents	3,761	(3,681)

Net increase in cash and cash equivalents	8,564	12,894

Cash and cash equivalents at beginning of period	41,534	63,217

Cash and cash equivalents at end of period	$50,098	$76,111